EXHIBIT 99.1

Asia Pacific Wire & Cable Corporation Ltd. Reports Third Quarter 2018 Financial Results

TAIPEI, Taiwan, Dec. 21, 2018 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ: APWC) (“APWC” or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced the Company's financial results for the third quarter ended September 30, 2018. Unless otherwise indicated, all data are reported in US dollars at the exchange rate prevailing on the date of the event or result reported.

First Nine Months 2018 Financial Results (Ended September 30, 2018)

	First Nine Months 2018	First Nine Months 2017	CHANGE
Revenues	$ 318.5 million	$ 284.3 million	12.0%
Gross Profit	$ 27.0 million	$ 22.0 million	22.7%
Net Income	$ 2.6 million	$ 5.6 million	(53.8)%
EPS(1)	$ 0.19	$ 0.36	(47.2)%

(1)The calculation of the earnings per share is based on 13,819,669 and 13,819,669 basic and diluted weighted common shares issued and outstanding for the nine months ended September 30, 2018 and 2017, respectively.

First Nine Months 2018 Results

Gross revenues for the nine months ended September 30, 2018 were $318.5 million, an increase of 12.0% from $284.3 million in the prior year. The increase was primarily attributable to revenue increases in the Company’s Thailand and North Asia regions, partially offset by a revenue decrease in the Company’s Rest of World region. Revenue in the Company’s Thailand region increased 24.5%, with net revenue increasing by 17.1% in local currency and by 24.5% in US Dollars, the former primarily due to the rise in the copper price and the growth in deliveries of aluminum products in the nine months ended September 30, 2018, and the latter because of the appreciation in the Thai Baht by 6.0% compared to the comparable period in 2017. Revenues in the Company's North Asia region increased by 11.5%, primarily due to the increase in the copper price in 2018 and because of the resumption of some of Shanghai Yayang Electric’s (“SYE”) operations that were subject to partial temporary shutdown in 2017 for upgrading to meet environmental regulations. Revenues in the Company's Rest of World (“ROW”) region decreased by 4.6%. Australia Pacific Electric Cable Pty. Ltd.’s (“APEC”) revenue increased by 19.0% in local currency due to an increase in sales, but the revenue growth was offset by a 16.0% decrease in Sigma Cable Company (Private) Limited’s ("SCC") revenue in local currency due to intensified market competition. Appreciation of the local currency was another reason for the revenue growth in USD, against which the Singapore dollar appreciated by 3.4% compared to the same period in 2017. The Company's North Asia region includes China and Hong Kong; the Thailand region contains the operations and sales inside Thailand; the ROW region includes Singapore, Australia and the other markets where APWC has operations or sales outside of the Thailand region and North Asia region.

Gross profit for the nine months ended September 30, 2018, increased by 22.7% to $27.0 million from $22.0 million in the same period last year. Gross margin increased by 9.5% from 7.75% in 2017 to 8.49% this year, primarily due to the gain on sales of scrap in 2018 in the North Asia region. This increase was partially offset by a decrease in the ROW region due to intensified competition and an increase in the copper price, which eroded the margin of SCC as more than 60% of its sales were booked for mid- and long-term projects with predetermined selling prices.

Selling, general and administrative expenses for the first nine months of 2018 were $19.3 million, compared to $18.3 million reported for the comparable period in 2017. Operating profit was $8.4 million, compared to operating income of $10.1 million in the same period of 2017.

Net profit attributable to APWC shareholders was $2.6 million for the nine months ended September 30, 2018, compared to net income of $5.6 million for the first nine months of 2017. Earnings per share was $0.19 in the first nine months of 2018, while earnings per share was $0.36 for the comparable period in 2017. The decrease in net profit was primarily attributable to a decrease in other operating profit, which resulted from the sale of land use rights and buildings of the Company’s Ningbo subsidiary in 2017. The weighted average number of shares issued and outstanding was 13.8 million for each of the nine months ended September 30, 2018 and 2017.

Financial Condition

APWC reported $48.6 million in cash and cash equivalents as of September 30, 2018, compared to cash and cash equivalents of $46.1 million as of December 31, 2017.

Current assets totaled $267.0 million as of September 30, 2018, compared to $283.0 million as of December 31, 2017. Working capital was $183.2 million as of September 30, 2018. Short-term bank loans were $31.0 million at September 30, 2018, a decrease from $41.2 million at the end of 2017. The Company had no long-term debt outstanding at September 30, 2018. Shareholder's equity attributable to APWC was $151.7 million as of September 30, 2018, compared to $153.3 million as of December 31, 2017.

APWC reported $19.1 million in cash inflows from operations during the nine months ended September 30, 2018, compared to cash outflows from operations of $19.0 million in the corresponding period in 2017. The increase in cash inflows was the result of a decrease in trade receivable. The Company used $2.9 million from investing activities during the nine months ended September 30, 2018, compared to $4.8 million cash generated in the same period of 2017. The difference was primarily attributable to the disposal of land use rights and buildings associated with its facilities at Ningbo, China in 2017. APWC reported $12.4 million in outflows from financing activities during the nine months ended September 30, 2018, compared to $14.3 million generated in the same period of 2017. The cash outflows were mainly due to the increase in the repayment of bank loans.

We encourage shareholders to visit the Company's website for further information (www.apwcc.com). Information on the Company's website or any other website does not constitute a portion of this release.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", "anticipates", "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Contact: Investor Relations Contact: Asia Alpha Investor Relations Lisa A. Gray Partner & Senior Account Manager Phone: +1-212-989-9899 Email: lisa@asiaalphair.com Web: https://asiaalphair.com/

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Sales of goods / services	$318,474	$284,315
Cost of sales	(291,436)	(262,282)
Gross profit	27,038	22,033

Other operating income	690	6,673
Selling, general and administrative expenses	(19,253)	(18,293)
Other operating expenses	(122)	(307)
Operating profit	8,353	10,106

Finance costs	(1,069)	(832)
Finance income	351	770
Share of loss of associates	(2)	(2)
Exchange gain	1,660	2,120
Other income	161	-
Other expense	(106)	(272)
Profit before tax	9,348	11,890
Income tax expense	(3,190)	(3,449)
Profit for the period	$6,158	$8,441

Attributable to:
Equity holders of the parent	$2,576	$5,570
Non-controlling interests	$3,582	$2,871
Basic and diluted earnings per share	$0.19	$0.36
Basic and diluted weighted average common shares outstanding	13,819,669	13,819,669

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited)
(Amounts in thousands of US Dollars, except share data)

	For the nine months
	ended September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Profit for the period	$6,158	$8,441
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations, net of tax of $0	(3,894)	12,659
Net loss on available-for-sale financial assets	-	(139)
Income tax effect	-	28
Other comprehensive income from available-for-sale financial assets, net of tax	-	(111)
Other comprehensive income not to be reclassified to profit or loss in subsequent periods:
Changes in the fair value of equity investments at fair value through other comprehensive income	449	-
Income tax effect	(90)	-
Other comprehensive income from equity investments measured at fair value, net of tax	359	-
Re-measuring losses on defined benefit plans	(13)	(80)
Income tax effect	3	16
Defined benefit pension plan, net of tax	(10)	(64)
Other comprehensive (loss)/income for the period, net of tax	(3,545)	12,484
Total comprehensive income for the period, net of tax	$2,613	$20,925
Attributable to:
Equity holders of the parent	$2,126	$14,078
Non-controlling interests	$487	$6,847
	$2,613	$20,925

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2018 (Unaudited)	As of December 31, 2017 (Audited)
Assets
Current assets:
Cash and cash equivalents	$48,638	$46,093
Trade receivables	84,570	112,403
Other receivables	12,332	9,509
Contract assets - current	1,004	-
Due from related parties	11,844	13,354
Inventories	102,318	97,205
Gross amounts due from customers for contract work-in-progress	-	162
Prepayments	1,056	1,244
Other current assets	5,199	3,057
	266,961	283,027
Non-current assets
Other non-current financial assets – available for sale	-	2,747
Other non-current financial assets at fair value through other comprehensive income	3,201	-
Property, plant and equipment	41,252	42,326
Prepaid land lease payments	986	1,067
Investment properties	729	763
Intangible assets	116	138
Investments in associates	866	861
Other non-current assets	1,502	892
Deferred tax assets	3,395	3,022
	52,047	51,816
Total assets	$319,008	$334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2018 (Unaudited)	As of December 31, 2017 (Audited)

Liabilities
Current liabilities:
Interest-bearing loans and borrowings	$30,981	$41,151
Trade and other payables	27,775	28,850
Contract liabilities - current	31	-
Due to related parties	2,991	5,805
Due to immediate holding company	1,537	1,537
Other current financial liabilities at fair value through profit or loss	245	139
Accruals	13,328	15,246
Current tax liabilities	3,563	4,536
Employee benefit liabilities	439	877
Financial lease liabilities	48	36
Provisions for employee benefit	455	456
Onerous contracts provisions	75	555
Dividend payable	566	524
Other current liabilities	1,771	1,563
	83,805	101,275

Non-current liabilities
Employee benefit liabilities	8,348	7,416
Financial lease liabilities	57	42
Provisions for employee benefit	109	130
Deferred tax liabilities	3,524	3,154
	12,038	10,742
Total liabilities	$95,843	$112,017

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars, except share data)

	As of September 30, 2018 (Unaudited)	As of December 31, 2017 (Audited)

Equity
Issued capital	$138	$138
Additional paid-in capital	110,376	110,376
Treasury shares	(38)	(38)
Retained earnings	55,770	53,350
Other components of equity	(14,530)	(10,498)
Equity attributable to equity holders of the parent	151,716	153,328
Non-controlling interests	71,449	69,498
Total equity	$223,165	$222,826
Total liabilities and equity	$319,008	$334,843

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of U.S. Dollars)

	For the nine months
	ended September 30,
	2018	2017
	(Unaudited)	(Unaudited)
Net cash provided by/(used in) operating activities	$19,088	$(18,998)
Net cash (used in)/provided by investing activities	(2,923)	4,750
Net cash (used in)/provided by financing activities	(12,366)	14,263
Effect of exchange rate on cash and cash equivalents	(1,255)	3,241
Net increase in cash and cash equivalents	2,544	3,256
Cash and cash equivalents at beginning of period	46,094	48,231
Cash and cash equivalents at end of period	$48,638	$51,487